Exhibit (a)(5)(PPP)

E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), in accordance with the provisions of Article 82 of Spanish Law 24/1988, of 28 July, on the Securities Market, and in connection with the Public Tender Offer (the “Offer”) for 100% of the shares in Endesa, S.A. (“Endesa”) launched by E.ON 12, hereby informs the Comisión Nacional del Mercado de Valores (“CNMV”) and the public of the following

RELEVANT NOTICE

The actions adopted by E.ON, Acciona and Enel to promote and defend their respective management projects for Endesa have led to a business and legal confrontation, which threatened to become permanent, to the detriment of Endesa, its shareholders and the parties.

In order to bring that situation to an end and to dissipate the uncertainties and unsteadiness that could compromise Endesa´s future development and adversely affect the success of its operations and financial performance of Endesa if continued into the indefinite future, E.ON, Acciona and Enel have decided today to jointly resolve and settle their conflicts by entering into the attached agreement (the “Agreement”), the main terms of which are summarized below.

1.	E.ON´s undertakings as to its tender offer

E.ON has undertaken (i) not to waive the existing condition precedent of its current tender offer, and accordingly E.ON will not acquire any shares tendered if less than a majority of the outstanding share capital of Endesa is tendered in the offer; and (ii) unless E.ON’s tender offer is successful, not to acquire, nor to enter into other kind of transactions in respect of, shares in Endesa for the next four years.

E.ON will release Caja de Ahorros y Monte de Piedad de Madrid from the obligations deriving from the equity swap agreement entered into by said companies on 27 March 2007 over a total of 105,076,259 shares of Endesa.

2.	Acquisition by E.ON of assets of Endesa

Enel and Acciona have undertaken to submit to the consideration of the corporate bodies of Endesa (and specifically, of its shareholders´ meeting), and to support within those bodies, the sale to E.ON of the following assets:

(i)	the shares in Endesa Europa, S.L. (assets not pertaining to the businesses in France, Italy, Poland and Turkey will remain with Endesa); and

(ii)
certain additional assets located in Spain consisting of (a) drawing rights over 450 MW of nuclear-generated electricity under a 10-year energy supply agreement; and (b) three power plants with an installed capacity of approximately 1475 MW in aggregate.

The price of the sale and purchase of these assets will be equal to the fair market value of these assets, which will be based on the valuation made by several investment banks of internationally recognized standing.

3.	Acquisition by E.ON of assets of Enel

For its part, Enel has agreed to sell to E.ON its stake in Enel Viesgo Generación, S.L., Enel Viesgo Servicios, S.L., and Electra de Viesgo Distribución, S.L.

The price of the sale and purchase of these assets will be equal to the fair market value of these assets, which will be based on the valuation made by several investment banks of internationally recognized standing.

4.	Conditions precedent

The sale undertakings set forth in sections 2 and 3 above are subject to the satisfaction or waiver the following conditions precedent: (1) that Acciona and Enel have acquired effective control over Endesa and (2) that the parties have obtained relevant regulatory authorizations.

5.	Agreements on legal claims

Acciona and Enel, on the one hand, and E.ON, on the other, have agreed to release  waive any claims (and to terminate all litigation) they may have against each other relating to Endesa securities and related matters.

6.	Tender Offer by Acciona and Enel

The Agreement reaffirms the undertaking of Acciona and Enel set forth in the Cooperation Agreement executed on March 26, 2007 between them, for their benefit and for the benefit of E.ON, to launch a tender offer for the total share capital of Endesa on the terms and subject to the conditions set forth in the Cooperation Agreement, at a price per Endesa share not lower than € 41, plus interest accrued on such amount from the date of the Cooperation Agreement until the date of the filing of the tender offer at an interest rate equal to the three-month Euro Interbank Offered Rate (EURIBOR), minus any dividends paid on Endesa shares from and after the date of the Cooperation Agreement.

7.	Interests at stake

The Agreement aims at safeguarding all the interests involved in a company with the relevance and magnitude of Endesa. The parties believe that the Agreement will, besides satisfying their legitimate private interests:

a)
benefit the public shareholders, because the Agreement increases the speed and certainty with which Acciona and Enel could launch their tender offer for Endesa securities, which tender offer will be at a higher price (at least € 41, plus interest accruing on such amounts until the launch of the tender offer, and adjusted for any dividends distributed) than the price offered in E.ON’s tender offer, in part because the six-month moratorium established in the CNMV´s resolution issued on March 23, 2007 will not apply if E.ON withdraws its offer because it has not had a positive result.;

b)
benefit the Spanish electricity market and customers, because the sales provided for in the Agreement, consisting of asset sales to E.ON, will contribute to the enhancement of the level of workable competition in the market, at least, from two perspectives: (a) by strengthening the competitiveness of the secondary players and (b) by reducing the market share of the first player, which has sometimes been regarded as potentially high by antitrust authorities, but without undermining Endesa’s status as a sector leader in Spain and Latin America; and

c)
benefit Endesa, because the Agreement is expected to facilitate the management of Endesa, to guarantee the functioning of its corporate bodies (minimizing the risk of deadlock) and to dissipate the uncertainties regarding Endesa’s future that obstructed or hindered its strategic planning.

Madrid, 2 April 2007

E.ON Zwölfte Verwaltungs GmbH

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Karl-Heinz Feldmann